FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: October 28, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Six Months Ended September 30, 2010

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2010

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Six Months Ended September 30, 2010

(1) Consolidated results of operations				(% of changes from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six months ended September 30, 2010	637,392	31.7	81,758	823.0	89,493	421.9	61,960	609.9
Six months ended September 30, 2009	483,903	(26.5)	8,858	(85.8)	17,148	(76.8)	8,728	(80.7)

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted
	Yen	Yen
Six months ended September 30, 2010	337.62	337.62
Six months ended September 30, 2009	47.56	47.56

(2) Consolidated financial position

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets	Kyocera Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
September 30, 2010	1,843,038	1,394,270	1,334,222	72.4	7,270.24
March 31, 2010	1,848,717	1,407,262	1,345,235	72.8	7,330.14

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2010	—	60.00	—	60.00	120.00
Year ending March 31, 2011	—	60.00	—	60.00	120.00

Note:

Dividends per share for the year ending March 31, 2011 are forecasts other than results at end of first and second quarters.

3. Consolidated Financial Forecast for the Year Ending March 31, 2011

(% of changes from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2011	1,260,000	17.3	147,000	130.2	160,000	163.2	105,000	161.9	572.15

Note:

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the six months ended September 30, 2010.

4. Others

(1) Increase or decrease in significant subsidiaries during the three months ended September 30, 2010: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting principles, procedures, and financial statements’ presentation:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “2. Other Information” on page 12.

(ii) Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at September 30, 2010	191,309,290 shares at March 31, 2010

(ii) Number of treasury stock:

7,790,817 shares at September 30, 2010	7,788,351 shares at March 31, 2010

(iii) Average number of shares outstanding:

183,519,374 shares in the six months ended September 30, 2010	183,526,234 shares in the six months ended September 30, 2009

Presentation of Situation of Review Procedure

The consolidated financial information included in this Form 6-K is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of submission of this Form 6-K.

Instruction for Forecasts and Other Notes

With regard to premise of forecasts set forth elsewhere in this Form 6-K, please refer to the accompanying “Forward-Looking Statements” on page 11.

Accompanying Information

1. Business Results, Financial Conditions and Prospects

(1)  Business Results for the Six Months Ended September 30, 2010

Economic Situation and Business Environment

During the six months ended September 30, 2010 (“the first half”), the U.S. economy showed trends of recovery relative to the six months ended September 30, 2009 (“the previous first half”), particularly in terms of capital investment, despite a lack of significant improvement in the employment environment and personal consumption. The European economy was solid, supported by expanding exports due to depreciation of the Euro, allaying fears of a slowdown of financial insecurity triggered by the financial crisis in Greece. The Asian economy continued to achieve high growth, led by China. The Japanese economy was robust due to increases in capital investment, and in exports, mainly to Asia, as well as a moderate improvement in personal consumption.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), production activities significantly increased. Despite inventory adjustments in the three months ended September 30, 2010 (“the second quarter”) for certain types of personal computers (PCs) and flat panel TVs, production volume of mobile phone handsets, such as smartphones, and digital cameras in particular expanded compared with the previous first half.

Consolidated Financial Results

Average exchange rates for the first half were ¥89 to the U.S. dollar and ¥114 to the Euro, marking appreciation of ¥6 (approximately 6%) and ¥19 (approximately 14%), respectively, compared with the previous first half. As a result, net sales and income before income taxes after translation into the yen for the first half were down approximately ¥32 billion and ¥14 billion, respectively, compared with the previous first half.

In spite of the yen’s appreciation, sales and profit increased in every reporting segment compared with the previous first half, due to an expansion of production capacity in the Components Business and vigorous new product introductions in the Equipment Business in line with a favorable business environment. In the Components Business, demand increased for digital consumer equipment and industrial machinery, as well as in automotive related markets. Demand for solar cells and modules also grew significantly, supported by subsidy policies in Japan and overseas. In the Equipment Business, sales increased substantially in the Telecommunications Equipment Group, due to aggressive new product launches and efforts to expand sales for mobile phone handsets worldwide. As a result, net sales for the first half increased by ¥153,489 million to ¥637,392 million, compared with ¥483,903 million in the previous first half.

Coupled with the increase in sales, efforts to enhance profitability, such as reducing costs and improving productivity in each business, culminated in a considerable improvement in profit. As a result, profit from operations for the first half increased by ¥72,900 million to ¥81,758 million compared with ¥8,858 million in the previous first half. In addition, income before income taxes totaled ¥89,493 million, an increase of ¥72,345 million from ¥17,148 million in the previous first half. Net income attributable to shareholders of Kyocera Corporation for the first half amounted to ¥61,960 million, an increase of ¥53,232 million from ¥8,728 million in the previous first half.

	Six months ended September 30,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥483,903	100.0	¥637,392	100.0	¥153,489	31.7
Profit from operations	8,858	1.8	81,758	12.8	72,900	823.0
Income before income taxes	17,148	3.5	89,493	14.0	72,345	421.9
Net income attributable to shareholders of Kyocera Corporation	8,728	1.8	61,960	9.7	53,232	609.9
Diluted earnings per share attributable to shareholders of Kyocera Corporation	47.56	—	337.62	—	—	—
Average US$ exchange rate	95	—	89	—	—	—
Average Euro exchange rate	133	—	114	—	—	—

Consolidated Results by Reporting Segment

i) Components Business:

Sales in the Components Business for the first half increased by ¥98,892 million to ¥343,973 million, compared with ¥245,081 million in the previous first half. Operating profit for the first half increased by ¥56,127 million to ¥61,706 million from ¥5,579 million in the previous first half. The operating profit ratio to net sales was 17.9%.

1) Fine Ceramic Parts Group

Component demand for industrial machinery, such as semiconductor fabrication equipment, and parts for the automotive industry, expanded significantly compared with the previous first half, due to recovery in production activities in respective markets. Component demand for digital consumer equipment also increased. As a result, overall sales in this reporting segment for the first half increased considerably compared with the previous first half. Operating profit improved substantially from an operating loss in the previous first half, due to sales growth and the positive effect of cost reductions.

2) Semiconductor Parts Group

Demand for ceramic packages mainly for crystal and SAW devices and for CCD/CMOS image sensors expanded significantly compared with the previous first half, due to an increase in global demand for mobile phone handsets and digital cameras, as well as an increase in the number of components incorporated into digital consumer equipment, such as smartphones in line with enhanced sophistication. Demand for organic packages mainly for network equipment also grew. As a result, overall sales in this reporting segment for the first half increased significantly compared with the previous first half. Operating profit increased substantially compared with the previous first half, due to an increase in sales and an improvement in productivity.

3) Applied Ceramic Products Group

In the solar energy business, despite the adverse impact of the yen’s appreciation, sales increased significantly compared with the previous first half, due to efforts to boost production capacity and to expand Kyocera’s sales networks worldwide to meet strong global demand for solar cells and modules. In addition, sales in the cutting tool business increased compared with the previous first half, due to a recovery in production activity in automotive related markets. As a result, sales and operating profit in this reporting segment for the first half increased significantly compared with the previous first half.

4) Electronic Device Group

Demand for capacitors and crystal-related components for digital consumer equipment and industrial use increased. In addition, Kyocera’s acquisition of thin film transistor (TFT) liquid crystal display (LCD) business of Yasu facility from Sony Mobile Display Corporation in June 2010 contributed to an increase in sales in this reporting segment. As a result, overall sales in this reporting segment increased compared with the previous first half despite the adverse impact of the yen’s appreciation. In addition to the increase in sales, the positive effect from Kyocera’s efforts to reduce costs and enhance profitability contributed to a considerable increase in operating profit for this reporting segment compared with the previous first half.

ii) Equipment Business:

Sales in the Equipment Business for the first half increased by ¥48,391 million to ¥239,291 million, compared with ¥190,900 million in the previous first half. Operating profit for the first half increased by ¥15,452 million to ¥16,309 million from ¥857 million in the previous first half. The operating profit ratio was 6.8%.

1) Telecommunications Equipment Group

Sales in this reporting segment for the first half increased significantly compared with the previous first half, due to strong sales of mobile phone handsets in Japan coupled with an increase in mobile phone handset sales marketed outside Japan through new product introduction. Despite the recognition of an additional bad debt loss of approximately ¥700 million on receivables from WILLCOM, Inc., operating profit improved significantly from an operating loss in the previous first half. This was due to an increase in sales and a positive effect of structural reforms posted in the year ended March 31, 2010, which was reflected in an improvement in profitability, particularly in the mobile phone handset business overseas.

2) Information Equipment Group

Despite the adverse effect of the yen’s appreciation, moderate recovery in information technology investment by customers both in Japan and overseas culminated in robust sales of multifunction peripherals, particularly for mid-speed and color machines. As a result, sales in this reporting segment for the first half increased compared with the previous first half. Operating profit increased compared with the previous first half, due to increases in sales of high-value-added products, notably mid-speed and color machines, as well as improvements in profitability.

iii) Others:

Sales at Kyocera Communication Systems Co., Ltd. increased over the previous first half, due to a moderate recovery in information technology related investment in the corporate sector compared with the previous first half. As production activity in the semiconductor market expanded, demand for molding compounds for semiconductor encapsulation increased, and sales at Kyocera Chemical Corporation also increased over the previous first half. As a result, overall sales in this reporting segment for the first half increased by ¥10,246 million to ¥68,071 million compared with ¥57,825 million in the previous first half. Operating profit increased by ¥2,835 million to ¥4,633 million from ¥1,798 million in the previous first half.

Net Sales by Reporting Segment

	Six months ended September 30,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥21,521	4.4	¥36,674	5.8	¥15,153	70.4
Semiconductor Parts Group	62,216	12.9	88,125	13.8	25,909	41.6
Applied Ceramic Products Group	66,883	13.8	95,620	15.0	28,737	43.0
Electronic Device Group	94,461	19.5	123,554	19.4	29,093	30.8

Total Components Business	245,081	50.6	343,973	54.0	98,892	40.4
Telecommunications Equipment Group	79,749	16.5	122,282	19.2	42,533	53.3
Information Equipment Group	111,151	23.0	117,009	18.3	5,858	5.3

Total Equipment Business	190,900	39.5	239,291	37.5	48,391	25.3
Others	57,825	11.9	68,071	10.7	10,246	17.7
Adjustments and eliminations	(9,903)	(2.0)	(13,943)	(2.2)	(4,040)	—

Net sales	¥483,903	100.0	¥637,392	100.0	¥153,489	31.7

Operating Profit (Loss) by Reporting Segment
	Six months ended September 30,				Increase (Decrease)
	2009		2010
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥(3,583)	—	¥5,314	14.5	¥8,897	—
Semiconductor Parts Group	4,470	7.2	18,452	20.9	13,982	312.8
Applied Ceramic Products Group	4,364	6.5	15,692	16.4	11,328	259.6
Electronic Device Group	328	0.3	22,248	18.0	21,920	—

Total Components Business	5,579	2.3	61,706	17.9	56,127	—
Telecommunications Equipment Group	(7,503)	—	1,904	1.6	9,407	—
Information Equipment Group	8,360	7.5	14,405	12.3	6,045	72.3

Total Equipment Business	857	0.4	16,309	6.8	15,452	—
Others	1,798	3.1	4,633	6.8	2,835	157.7

Operating profit	8,234	1.7	82,648	13.0	74,414	903.7
Corporate	7,312	—	7,393	—	81	1.1
Equity in earnings of affiliates and unconsolidated subsidiaries	1,497	—	221	—	(1,276)	(85.2)
Adjustments and eliminations	105	—	(769)	—	(874)	—

Income before income taxes	¥17,148	3.5	¥89,493	14.0	¥72,345	421.9

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in the Telecommunications Equipment Group increased, due to strong sales of mobile phone handsets, and sales in the solar energy business in the Applied Ceramic Products Group increased. As a result, sales for Japan increased significantly compared with the previous first half.

2) United States of America

Sales in the Telecommunications Equipment Group increased, due to an increase in sales of mobile phone handsets through new product introduction. Sales in the Electronic Device Group also increased, due to an increase in component demand for digital consumer equipment. As a result, sales for the United States of America increased compared with the previous first half.

3) Asia

Sales in the Electronic Device Group and the Semiconductor Parts Group increased, due to an increase in component demand for digital consumer equipment. Sales in the cutting tool business in the Applied Ceramic Products Group also increased, due to a recovery in production activity in automotive related markets. As a result, sales for Asia increased compared with the previous first half.

4) Europe

Sales in the solar energy business in the Applied Ceramic Products Group increased. Sales in the Electronic Device Group increased, due to an increase in demand for components for digital consumer equipment. As a result, sales for Europe increased compared with the previous first half.

5) Others

Sales in the Semiconductor Parts Group and the Electronic Device Group increased. Sales in the Information Equipment Group also increased. As a result, sales for Others increased compared with the previous first half.

	Six months ended September 30,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥199,716	41.3	¥284,707	44.7	¥84,991	42.6
United States of America	84,750	17.5	110,691	17.4	25,941	30.6
Asia	82,156	17.0	106,758	16.7	24,602	29.9
Europe	93,750	19.4	105,082	16.5	11,332	12.1
Others	23,531	4.8	30,154	4.7	6,623	28.1

Net sales	¥483,903	100.0	¥637,392	100.0	¥153,489	31.7

(2)  Consolidated Financial Position

Consolidated Cash Flows

Cash and cash equivalents at September 30, 2010 decreased by ¥25,547 million to ¥287,579 million compared with those at March 31, 2010.

1) Cash flows from operating activities

Net cash provided by operating activities in the first half increased by ¥14,823 million to ¥82,629 million from ¥67,806 million in the previous first half. This was due mainly to an increase in net income.

2) Cash flows from investing activities

Net cash used in investing activities in the first half increased by ¥75,247 million to ¥80,251 million from ¥5,004 million in the previous first half. This was due mainly to increases in purchases of held-to-maturity securities and property, plant and equipment as well as a decrease in withdrawals of certificate deposits and time deposits.

3) Cash flows from financing activities

Net cash used in financing activities in the first half decreased by ¥7,442 million to ¥15,691 million from ¥23,133 million in the previous first half. This was due mainly to decreases in payments of short-term borrowings and long-term debt.

	Six months ended September 30,
	2009	2010
	(Yen in millions)
Cash flows from operating activities	¥67,806	¥82,629
Cash flows from investing activities	(5,004)	(80,251)
Cash flows from financing activities	(23,133)	(15,691)
Effect of exchange rate changes on cash and cash equivalents	(9,288)	(12,234)
Net increase (decrease) in cash and cash equivalents	30,381	(25,547)
Cash and cash equivalents at beginning of period	269,247	313,126
Cash and cash equivalents at end of period	¥299,628	¥287,579

(3)  Consolidated Forecasts for the Year Ending March 31, 2011 (“fiscal 2011”)

Kyocera revises its consolidated financial forecasts and average exchange rates for fiscal 2011 as follows.

During the first half of fiscal 2011, the Component Business and the Equipment Business recorded sales and profit beyond expectations at the beginning of fiscal 2011. With respect to the second half of fiscal 2011 (October 1, 2010 to March 31, 2011), Kyocera expects a continuing yen’s appreciation coupled with certain unstable aspects of economic trends worldwide. However, consolidated sales and profit for fiscal 2011 will exceed the forecasts previously announced, mainly due to an increase in demand for digital consumer equipment and industrial machinery, etc., and an increase in sales in the Telecommunications Equipment Group.

Kyocera will make ongoing efforts to achieve its consolidated forecasts by capturing orders, reducing costs and improving productivity.

Considering the business results for the first half and the business circumstances in the second half of fiscal 2011, Kyocera also revises its consolidated forecasts of net sales and operating profit by reporting segment for fiscal 2011 as shown on page 10.

Consolidated Forecasts for the Year Ending March 31, 2011

	Results for the year ended March 31, 2010	Forecasts for the year ending March 31, 2011		Increase (Decrease) to results %
		Previously announced	Announced on October 28, 2010
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,073,805	¥1,200,000	¥1,260,000	17.3
Profit from operations	63,860	122,000	147,000	130.2
Income before income taxes	60,798	132,000	160,000	163.2
Net income attributable to shareholders of Kyocera Corporation	40,095	85,000	105,000	161.9
Diluted earnings per share attributable to shareholders of Kyocera Corporation	218.47	463.16	572.15	—
Average US$ exchange rate	93	88	85	—
Average Euro exchange rate	131	110	112	—

Notes:

1.	The above previously announced forecasts of net sales, profit from operations, income before income taxes and net income attributable to shareholders of Kyocera Corporation were announced on April 27, 2010. The above previously announced forecasts of diluted earnings per share attributable to shareholders of Kyocera Corporation and average exchange rates for fiscal 2011 were revised on July 29, 2010.
2.	Forecast of diluted earnings per share attributable to shareholders of Kyocera Corporation announced on October 28, 2010 was computed based on the diluted average number of shares outstanding during the first half.
3.	Forecast of diluted earnings per share attributable to shareholders of Kyocera Corporation announced on July 29, 2010 was computed based on the diluted average number of shares outstanding during the first quarter of fiscal 2011.

Consolidated Forecasts of Net Sales by Reporting Segment for the Year Ending March 31, 2011

	Results for the year ended March 31, 2010		Forecasts for the year ending March 31, 2011 announced on				Increase (Decrease) to results
			April 27, 2010		October 28, 2010
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥53,056	5.0	¥64,000	5.3	¥71,500	5.7	34.8
Semiconductor Parts Group	140,507	13.1	158,000	13.2	172,000	13.6	22.4
Applied Ceramic Products Group	157,033	14.6	201,000	16.8	201,000	16.0	28.0
Electronic Device Group	199,939	18.6	217,000	18.1	237,500	18.8	18.8

Total Components Business	550,535	51.3	640,000	53.4	682,000	54.1	23.9
Telecommunications Equipment Group	189,118	17.6	200,000	16.7	228,000	18.1	20.6
Information Equipment Group	232,365	21.6	243,000	20.2	236,000	18.7	1.6

Total Equipment Business	421,483	39.2	443,000	36.9	464,000	36.8	10.1
Others	124,577	11.6	142,000	11.8	142,000	11.3	14.0
Adjustments and eliminations	(22,790)	(2.1)	(25,000)	(2.1)	(28,000)	(2.2)	—

Net sales	¥1,073,805	100.0	¥1,200,000	100.0	¥1,260,000	100.0	17.3

Consolidated Forecasts of Operating Profit by Reporting Segment for the Year Ending March 31, 2011
	Results for the year ended March 31, 2010		Forecasts for the year ending March 31, 2011 announced on				Increase (Decrease) to results
			April 27, 2010		October 28, 2010
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥(788)	—	¥10,000	15.6	¥11,000	15.4	—
Semiconductor Parts Group	17,235	12.3	25,000	15.8	33,500	19.5	94.4
Applied Ceramic Products Group	19,858	12.6	29,000	14.4	29,500	14.7	48.6
Electronic Device Group	13,230	6.6	28,000	12.9	39,500	16.6	198.6

Total Components Business	49,535	9.0	92,000	14.4	113,500	16.6	129.1
Telecommunications Equipment Group	(14,726)	—	6,000	3.0	6,000	2.6	—
Information Equipment Group	22,091	9.5	22,100	9.1	24,500	10.4	10.9

Total Equipment Business	7,365	1.7	28,100	6.3	30,500	6.6	314.1
Others	6,769	5.4	7,800	5.5	8,500	6.0	25.6

Operating profit	63,669	5.9	127,900	10.7	152,500	12.1	139.5
Corporate and others	(2,871)	—	4,100	—	7,500	—	—

Income before income taxes	¥60,798	5.7	¥132,000	11.0	¥160,000	12.7	163.2

*	% to net sales of each corresponding segment

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components;

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results;

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property;

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and the Euro, respectively, in which we make significant sales;

(7)	Exposure to credit risk on trade receivables due to customers’ worsening financial condition;

(8)	Inability to secure skilled employees, particularly engineering and technical personnel;

(9)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(10)	Our continuing to hold licenses to manufacture and sell certain of our products;

(11)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(12)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect, and may require more cost than expected for integration;

(13)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease or war;

(14)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located;

(15)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and costs and expenses to observe the obligations;

(16)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(17)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be required; and

(18)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. Other Information

Changes in accounting principles, procedures and financial statements’ presentation:

Recently Adopted Accounting Standards

Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. This accounting standard codified former Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140” issued in June 2009 in the Accounting Standards Codification (ASC) 860, “Transfers and Servicing.” This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

Kyocera adopted the ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. This accounting standard codified former SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in the ASC 810, “Consolidation.” This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial position and cash flows.

3. Consolidated Financial Statements

(1) CONSOLIDATED BALANCE SHEETS (Unaudited)

	September 30, 2010		March 31, 2010		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥287,579		¥313,126		¥(25,547)
Investments in debt securities, current	26,284		11,644		14,640
Other short-term investments	230,988		200,413		30,575
Trade notes receivables	14,378		16,421		(2,043)
Trade accounts receivables	204,802		190,903		13,899
Less allowances for doubtful accounts and sales returns	(3,858)		(3,971)		113
Inventories	199,054		177,361		21,693
Advance payments	50,915		52,316		(1,401)
Deferred income taxes	43,724		40,872		2,852
Other current assets	34,657		35,370		(713)

Total current assets	1,088,523	59.1	1,034,455	56.0	54,068

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	1,248		1,261		(13)
Investments in debt and equity securities, long-term	311,782		370,124		(58,342)
Other long-term investments	10,519		10,534		(15)

Total investments and advances	323,549	17.5	381,919	20.6	(58,370)

Property, plant and equipment:
Land	57,987		56,870		1,117
Buildings	286,276		290,516		(4,240)
Machinery and equipment	694,219		689,608		4,611
Construction in progress	10,108		8,842		1,266
Less accumulated depreciation	(803,832)		(805,737)		1,905

Total property, plant and equipment	244,758	13.3	240,099	13.0	4,659

Goodwill	64,529	3.5	67,602	3.6	(3,073)
Intangible assets	45,857	2.5	49,593	2.7	(3,736)
Other assets	75,822	4.1	75,049	4.1	773

Total non-current assets	754,515	40.9	814,262	44.0	(59,747)

Total assets	¥1,843,038	100.0	¥1,848,717	100.0	¥(5,679)

	September 30, 2010		March 31, 2010		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥3,269		¥4,073		¥(804)
Current portion of long-term debt	11,380		13,456		(2,076)
Trade notes and accounts payable	104,656		89,750		14,906
Other notes and accounts payable	77,607		63,779		13,828
Accrued payroll and bonus	48,045		47,131		914
Accrued income taxes	23,199		15,602		7,597
Other accrued liabilities	24,471		26,800		(2,329)
Other current liabilities	32,480		28,721		3,759

Total current liabilities	325,107	17.6	289,312	15.7	35,795

Non-current liabilities:
Long-term debt	25,343		29,067		(3,724)
Accrued pension and severance liabilities	28,461		31,828		(3,367)
Deferred income taxes	53,143		75,619		(22,476)
Other non-current liabilities	16,714		15,629		1,085

Total non-current liabilities	123,661	6.7	152,143	8.2	(28,482)

Total liabilities	448,768	24.3	441,455	23.9	7,313

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	163,144		163,044		100
Retained earnings	1,219,071		1,168,122		50,949
Accumulated other comprehensive income	(113,052)		(51,010)		(62,042)
Treasury stock, at cost	(50,644)		(50,624)		(20)

Total Kyocera Corporation shareholders’ equity	1,334,222	72.4	1,345,235	72.8	(11,013)

Noncontrolling interests	60,048	3.3	62,027	3.3	(1,979)

Total equity	1,394,270	75.7	1,407,262	76.1	(12,992)

Total liabilities and equity	¥1,843,038	100.0	¥1,848,717	100.0	¥(5,679)

Note: Accumulated other comprehensive income is as follows:

	September 30, 2010	March 31, 2010	Increase (Decrease)
	(Yen in millions)
Net unrealized gains (losses) on securities	¥(8,973)	¥23,468	¥(32,441)
Net unrealized losses on derivative financial instruments	¥(112)	¥(82)	¥(30)
Pension adjustments	¥240	¥1,053	¥(813)
Foreign currency translation adjustments	¥(104,207)	¥(75,449)	¥(28,758)

(2) CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,				Increase (Decrease)
	2009		2010
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥483,903	100.0	¥637,392	100.0	¥153,489	31.7
Cost of sales	369,646	76.4	448,119	70.3	78,473	21.2

Gross profit	114,257	23.6	189,273	29.7	75,016	65.7
Selling, general and administrative expenses	105,399	21.8	107,515	16.9	2,116	2.0

Profit from operations	8,858	1.8	81,758	12.8	72,900	823.0
Other income (expenses):
Interest and dividend income	6,540	1.3	6,511	1.0	(29)	(0.4)
Interest expense	(1,500)	(0.3)	(1,125)	(0.2)	375	—
Foreign currency transaction gains, net	852	0.2	1,069	0.2	217	25.5
Equity in earnings of affiliates and unconsolidated subsidiaries	1,497	0.3	221	0.0	(1,276)	(85.2)
Other, net	901	0.2	1,059	0.2	158	17.5

Total other income (expenses)	8,290	1.7	7,735	1.2	(555)	(6.7)

Income before income taxes	17,148	3.5	89,493	14.0	72,345	421.9
Income taxes	6,273	1.3	23,670	3.7	17,397	277.3

Net income	10,875	2.2	65,823	10.3	54,948	505.3
Net income attributable to noncontrolling interests	(2,147)	(0.4)	(3,863)	(0.6)	(1,716)	—

Net income attributable to shareholders of Kyocera Corporation	¥8,728	1.8	¥61,960	9.7	¥53,232	609.9

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥47.56		¥337.62
Diluted	¥47.56		¥337.62
Average number of shares of common stock outstanding:
Basic	183,526		183,519
Diluted	183,526		183,519

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares outstanding during each period.

(3) CAUTIONARY STATEMENT FOR PREMISE OF A GOING CONCERN

None.

(4) CAUTIONARY STATEMENT FOR SIGNIFICANT CHANGES IN EQUITY

None.